Quintairos, Prieto, Wood & Boyer, P.A.
One East Broward Boulevard, Suite 1400
Fort Lauderdale, Florida 33301
Telephone:  (954) 523-7008 w Facsimile: (954) 523-7009

August 16, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Ms. Ta Tanisha Meadows

Re:

Electric Car Company, Inc.

Dear Ms. Meadows:

This letter is written in response to your comment letter dated August 10, 2011 concerning the Company’s filing on Form 8-K filed August 5, 2011.

1.

With respect to Item 1, we have incorporated in the 8-K/A that the decision to change accountants was approved by the board of directors since there is no audit committee.

2.

With respect to Item 2, we have stated that RBSM was engaged on February 21, 2011 to audit the financial statements for the fiscal year ended December 31, 2010.

3.

With respect to Item 3, we have included the engagement of Shulman, Wolfson & Abruzzo, LLP (“SWA”) as the new independent registered accountant.

4.

With respect to Item 4, we have included a letter from RBSM LLP as Exhibit 16.

5.

A detailed response to Item 5 is as follows:

For the period from approximately 2009 to February 21, 2011, the auditor for the Company was Jewett Schwartz Wolfe & Associates (“JSW”).  At or about February 21, 2011, Larry Wolfe, the principal accountant on the audit at JSW, terminated his relationship with JSW and joined RBSM in February 2011.  While there were initial delays at RBSM in commencing the audit because of various factors including the late date of engagement, it became readily apparent to the Company that Mr. Wolfe was not going to stay at RBSM.  Because Mr. Wolfe had been the principal of the Company’s auditor for several years, the Company determined that it was not in their best interest to stay with RBSM.  Mr. Wolfe joined SWA on August 1, 2011 and on August 10, 2011, the Company engaged SWA as its auditors.

Should you have any questions, please do not hesitate to call the undersigned.

Sincerely,

/s/ Charles B. Pearlman

Charles B. Pearlman

ELECTRIC CAR COMPANY, INC.
1903 NORTH BARNES AVENUE
SPRINGFIELD, MO 65803

August 16, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Ms. Ta Tanisha Meadows

Re:

Electric Car Company, Inc.

Dear Ms. Meadows:

The undersigned president of the Company states as follows:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Gary Spaniak, Jr.

Gary Spaniak, Jr.